# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medline Inc., CIK 0002046386
CUSIP: 58507V107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois (IL), 60093
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001484870

## Reporting persons
- BX Mozart ML-2 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 89,537,913; shared voting power 0; sole dispositive power 89,537,913; shared dispositive power 0; aggregate amount beneficially owned 89,537,913 (10.2% of the class)
- BX Mozart ML-1 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 44,780,813; shared voting power 0; sole dispositive power 44,780,813; shared dispositive power 0; aggregate amount beneficially owned 44,780,813 (4.9% of the class)
- Mozart Aggregator II UNLV Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,250,904; shared voting power 0; sole dispositive power 10,250,904; shared dispositive power 0; aggregate amount beneficially owned 10,250,904 (1.2% of the class)
- Mozart Aggregator UNLV Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,767,578; shared voting power 0; sole dispositive power 6,767,578; shared dispositive power 0; aggregate amount beneficially owned 6,767,578 (0.8% of the class)
- Mozart Aggregator II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 91,528,380; shared voting power 0; sole dispositive power 91,528,380; shared dispositive power 0; aggregate amount beneficially owned 91,528,380 (10.5% of the class)
- BX Mozart ML-2 Holdco GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 89,537,913; shared voting power 0; sole dispositive power 89,537,913; shared dispositive power 0; aggregate amount beneficially owned 89,537,913 (10.2% of the class)
- BX Mozart ML-1 Holdco GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 44,780,813; shared voting power 0; sole dispositive power 44,780,813; shared dispositive power 0; aggregate amount beneficially owned 44,780,813 (4.9% of the class)
- BCP Mozart Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 44,780,813; shared voting power 0; sole dispositive power 44,780,813; shared dispositive power 0; aggregate amount beneficially owned 44,780,813 (4.9% of the class)
- Blackstone Management Associates VIII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 101,779,284; shared voting power 0; sole dispositive power 101,779,284; shared dispositive power 0; aggregate amount beneficially owned 101,779,284 (11% of the class)
- BCP 8 Holdings Mozart Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 51,548,391; shared voting power 0; sole dispositive power 51,548,391; shared dispositive power 0; aggregate amount beneficially owned 51,548,391 (5.6% of the class)
- BMA VIII L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 153,327,675; shared voting power 0; sole dispositive power 153,327,675; shared dispositive power 0; aggregate amount beneficially owned 153,327,675 (16.5% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 153,327,675; shared voting power 0; sole dispositive power 153,327,675; shared dispositive power 0; aggregate amount beneficially owned 153,327,675 (16.5% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 153,327,675; shared voting power 0; sole dispositive power 153,327,675; shared dispositive power 0; aggregate amount beneficially owned 153,327,675 (16.5% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 153,327,675; shared voting power 0; sole dispositive power 153,327,675; shared dispositive power 0; aggregate amount beneficially owned 153,327,675 (16.5% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 153,327,675; shared voting power 0; sole dispositive power 153,327,675; shared dispositive power 0; aggregate amount beneficially owned 153,327,675 (16.5% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 153,327,675; shared voting power 0; sole dispositive power 153,327,675; shared dispositive power 0; aggregate amount beneficially owned 153,327,675 (16.5% of the class)

## Item 1. Issuer
Name of issuer: Medline Inc.
Address of issuer's principal executive offices: 3 Lakes Drive, Northfield, Illinois 60093

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) BX Mozart ML-2 Holdco L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(ii) BX Mozart ML-1 Holdco L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iii) Mozart Aggregator II UNLV Holdco L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iv) Mozart Aggregator UNLV Holdco L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(v) Mozart Aggregator II LP
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vi) BX Mozart ML-2 Holdco GP L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vii) BX Mozart ML-1 Holdco GP L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(viii) BCP Mozart Aggregator L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(ix) Blackstone Management Associates VIII L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(x) BCP 8 Holdings Mozart Manager L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xi) BMA VIII L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xii) Blackstone Holdings II L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xiii) Blackstone Holdings I/II GP L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xiv) Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xv) Blackstone Group Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xvi) Stephen A. Schwarzman
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: United States
Address of principal business office or, if none, residence: See Item 2(a).
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover page hereto, and is incorporated herein by reference.

As of June 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 153,327,675 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of Medline Inc. (the "Issuer") as follows: BX Mozart ML-2 Holdco L.P. directly holds 89,537,913 shares of Class A Common Stock; BX Mozart ML-1 Holdco L.P. directly holds 10,185 shares of Class A Common Stock and 44,770,628 Common Units of Medline Holdings, LP (each a "Common Unit") and an equal number of shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"); Mozart Aggregator II UNLV Holdco L.P. directly holds 10,250,904 shares of Class A Common Stock; Mozart Aggregator UNLV Holdco L.P. directly holds 1,539 shares of Class A Common Stock and 6,766,039 Common Units of Medline Holdings, LP and an equal number of shares of Class B Common Stock; and Mozart Aggregator II LP directly holds 1,990,467 shares of Class A Common Stock. BX Mozart ML-2 Holdco L.P., BX Mozart ML-1 Holdco L.P., Mozart Aggregator II UNLV Holdco L.P., Mozart Aggregator UNLV Holdco L.P. and Mozart Aggregator II LP are together referred to herein as the "Blackstone Holders."

Shares of the Class B Common Stock have no economic value and have one vote per share. One share of Class B Common Stock is issued for each Common Unit held. Pursuant to the terms of an exchange agreement, dated as of December 16, 2025, holders have the right to exchange their Common Units for shares of the Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. These exchange rights do not expire. Upon a sale or an exchange of Common Units for shares of Class A Common Stock, an equivalent number of shares of Class B Common Stock held by such holder will be automatically cancelled.

BX Mozart ML-2 Holdco GP L.L.C. is the general partner of BX Mozart ML-2 Holdco L.P. Mozart Aggregator II LP is the managing member of BX Mozart ML-2 Holdco GP L.L.C. Blackstone Management Associates VIII L.P. is the general partner of Mozart Aggregator II LP.

BX Mozart ML-1 Holdco GP L.L.C. is the general partner of BX Mozart ML-1 Holdco L.P. BCP Mozart Aggregator L.P. is the managing member of BX Mozart ML-1 Holdco GP L.L.C. BCP 8 Holdings Mozart Manager L.L.C. is the general partner of BCP Mozart Aggregator L.P.

Blackstone Management Associates VIII L.P. is the general partner of Mozart Aggregator II UNLV Holdco L.P.

BCP 8 Holdings Mozart Manager L.L.C. is the general partner of Mozart Aggregator UNLV Holdco L.P.

Blackstone Management Associates VIII L.P. is the general partner of Mozart Aggregator II LP.

BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. and the managing member of BCP 8 Holdings Mozart Manager L.L.C. Blackstone Holdings II L.P. is the managing member of BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Each such Reporting Person may be deemed to beneficially own the Class A Common Stock beneficially owned directly by the Blackstone Holders or indirectly controlled by it or them, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Blackstone Holders to the extent they directly hold Issuer securities reported herein) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Class A Common Stock listed on such Reporting Person's cover page, calculated pursuant to Rule 13d-3 of the Act.

Calculations are based on 875,111,752 shares of Class A Common Stock outstanding as of May 28, 2026, as set forth in the Issuer's Final Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on May 26, 2026, and assumes the conversion of all of the Common Units beneficially owned by each respective Reporting Persons.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BX Mozart ML-2 Holdco L.P.: /s/ Robert Brooks, By: BX Mozart ML-2 Holdco GP L.L.C., its GP, By: Robert Brooks, Vice President (08/07/2026)
- BX Mozart ML-1 Holdco L.P.: /s/ Robert Brooks, By: BX Mozart ML-1 Holdco GP L.L.C., its GP, By: Robert Brooks, Vice President (08/07/2026)
- Mozart Aggregator II UNLV Holdco L.P.: /s/ Robert Brooks, By: Blackstone Management Associates VIII L.P., its GP, By: BMA VIII L.L.C., its GP, By: Robert Brooks, Authorized Signatory (08/07/2026)
- Mozart Aggregator UNLV Holdco L.P.: /s/ Robert Brooks, By: BCP 8 Holdings Mozart Manager L.L.C., its general partner, By: BMA VIII L.L.C., its MM, By: Robert Brooks, Authorized Signatory (08/07/2026)
- Mozart Aggregator II LP: /s/ Robert Brooks, By: Blackstone Management Associates VIII L.P., its GP, By: BMA VIII L.L.C., its GP, By: Robert Brooks, Authorized Signatory (08/07/2026)
- BX Mozart ML-2 Holdco GP L.L.C.: /s/ Robert Brooks, Robert Brooks, Vice President (08/07/2026)
- BX Mozart ML-1 Holdco GP L.L.C.: /s/ Robert Brooks, Robert Brooks, Vice President (08/07/2026)
- BCP Mozart Aggregator L.P.: /s/ Robert Brooks, By: BCP 8 Holdings Mozart Manager L.L.C., its general partner, By: BMA VIII L.L.C., its managing member, By: Robert Brooks, Authorized Signatory (08/07/2026)
- Blackstone Management Associates VIII L.P.: /s/ Christopher Striano, By: BMA VIII L.L.C., its general partner, By: Robert Brooks, Authorized Signatory (08/07/2026)
- BCP 8 Holdings Mozart Manager L.L.C.: /s/ Christopher Striano, By: BMA VIII L.L.C., its managing member, By: Christopher Striano, Senior Managing Director and Chief Operating Officer of Global Finance (08/07/2026)
- BMA VIII L.L.C.: /s/ Christopher Striano, Christopher Striano, Senior Managing Director and Chief Operating Officer of Global Finance (08/07/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, By: Blackstone Holdings I/II GP L.L.C., its general partner, By: Victoria Portnoy, Managing Director - Assistant Secretary (08/07/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/07/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/07/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/07/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (08/07/2026)